Exhibit 99.3

info@madisonminerals.com
www.madisonminerals.com
TSX.V – MMR
OTC.BB - MMRSF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.684.6024

MADISON MINERALS RECEIVES TSX VENTURE EXCHANGE CONDITIONAL APPROVAL FOR REVERSE TAKEOVER ACQUISITION OF BATTLE MOUNTAIN GOLD INC.

Vancouver, April 22, 2014 – Madison Minerals Inc. (“Madison” or the “Company”) (TSXV: MMR) is pleased to announce that the TSX Venture Exchange (the “Exchange”) has granted conditional acceptance (“Exchange Conditional Approval”) to Madison for the proposed reverse takeover transaction with Battle Mountain Gold Inc. (the “Transaction”) previously announced in a news release dated March 13, 2014.

Exchange Conditional Approval also applies to, among other things, the proposed shares for debt transactions to precede the Transaction and the 4:1 share consolidation of Madison common shares (the “Madison Shares”) to precede the share exchange. The Exchange further confirms that the requirement for sponsorship under Exchange Policy 2.2 is waived.

Trading in the Madison Shares remains halted in accordance with Exchange Policy 5.2. Madison is continuing to work with the Exchange to deliver the required documentation and complete the steps necessary to permit a resumption of trading.

Madison’s annual and special meeting of the holders of common shares has been set for April 30, 2014 to approve, among other matters, the Transaction.

About Madison

Madison is in the business of mineral exploration and development. Madison, through its wholly owned US subsidiary, Madison Enterprises (Nevada) Inc. (“Madison US”), holds a 60% participating interest in the Phoenix Joint Venture, a joint venture under the laws of the State of Nevada consisting of Madison US and Nevada Royalty Corp, which holds the remaining 40% participating interest in the Phoenix Joint Venture. The Phoenix Joint Venture currently holds a 100% interest in the Lewis Property, subject to certain royalty interests. The Lewis Property is a mineral exploration property in the Battle Mountain Mining District, Lander County, Nevada, USA.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility of the adequacy or accuracy of this release.

Further information is available by contacting:

Chet Idziszek
President, Chief Executive Officer and Director
Madison Minerals Inc.
(604) 331-8772